Page 1 of 15

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                               CONMED Corporation
                                (Name of Issuer)


                         Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                    20741010
                                 (CUSIP Number)


                                  Zimmer, Inc.
                            727 North Detroit Street
                           Warsaw, Indiana 46850-0708
                                 (219) 267-6131
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 1, 1992
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: o

Check the following box if a fee is being paid with this Statement: |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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                                                                    Page 2 of 15

                                  SCHEDULE 13D

-----------------------------------------------

         CUSIP No.  20741010

-----------------------------------------------


 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ZIMMER, INC.
           I.R.S. Employer Identification Number 13-2695416
--------------------------------------------------------------------------------


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) o
                                                                         (b) |X|
--------------------------------------------------------------------------------


 3       SEC USE ONLY

--------------------------------------------------------------------------------


 4       SOURCE OF FUNDS

           OO

--------------------------------------------------------------------------------


 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            o
         PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------


 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER
   SHARES                           698,698
 BENEFICIALLY              8        SHARED VOTING POWER
  OWNED BY                          0
    EACH                   9        SOLE DISPOSITIVE POWER
   PERSON                           698,698
    WITH                  10        SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           698,698
--------------------------------------------------------------------------------


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
--------------------------------------------------------------------------------


13       PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

           5.9%

--------------------------------------------------------------------------------


14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

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CUSIP No.  20741010                                                 Page 3 of 15


Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of CONMED Corporation, a New York corporation (the "Issuer"), which has its principal executive offices at 310 Broad Street, Utica, New York 13051.

Item 2.  Identity and Background.
                  This Statement is being filed by Zimmer, Inc., a Delaware corporation (the "Company"), and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("Bristol-Myers Squibb"). The Company conducts its principal business and maintains its principal office at 727 North Detroit Street, Warsaw, Indiana 46850-0708. The Company designs, develops, manufactures and sells surgical instruments and accessories, orthopaedic implants, hospital oriented medical devices and disposable patient care supplies.
                  The name, business address, present principal occupation or employment and citizenship of each executive officer and director of each of the Company and Bristol-Myers Squibb are set forth on Schedule A hereto which is incorporated herein by reference.
                  During the past five years, neither the Company, Bristol-Myers Squibb nor, to the best knowledge of the Company, any of their respective executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP No.  20741010                                                 Page 4 of 15


Items 3.  Source and Amount of Funds or Other Consideration.
                  The Company beneficially owns 698,698 shares of Common Stock pursuant to a Warrant to Purchase Common Stock, dated as of August 31, 1989 (the "Warrant"), issued by the Issuer to the Company as a portion of the purchase price paid by the Issuer to the Company in connection with the Issuer's acquisition of Aspen Laboratories, Inc., then a wholly-owned subsidiary of the Company, in August 1989. The Warrant is exercisable by the Company at any time or times on or after September 1, 1992 but not after August 31, 2000 at a current purchase price of $4.2937 per share in cash. The number of shares of Common Stock covered by the Warrant and the purchase price per share of Common Stock are each subject to adjustment from time to time pursuant to and in accordance with the terms of the Warrant.

Item 4.  Purpose of Transaction.
                  On August 24, 1989, the Company and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Issuer purchased from the Company all of the issued and outstanding shares of capital stock of Aspen Laboratories, Inc. Pursuant to the terms of the Stock Purchase Agreement, the purchase price paid by the Issuer to the Company consisted of both cash consideration and the Warrant.
                  The Warrant is currently exercisable in whole or in part for 698,698 shares of Common Stock at a price of $4.2937 per share. Certain registration rights are afforded the Company under the terms of the Warrant. The number of shares of Common Stock and the exercise price per share are subject to adjustment for stock splits, dividends, distributions and

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CUSIP No.  20741010                                                 Page 5 of 15


combinations. A further adjustment of the exercise price per share is provided in the Warrant in the event of the granting of rights or options (other than pursuant to the Issuer's 1983 Employee Stock Option Plan) or the issuance or sale by the Issuer of shares of capital stock at a price lower than the market price (as defined) or the exercise price. Except under limited circumstances, any unexercised portion of the Warrant will expire on August 31, 2000.
                  In connection with the issuance of the Warrant, Bristol-Myers Squibb and the Issuer entered into an Agreement, dated as of August 31, 1989 (the "Agreement"), pursuant to which Bristol-Myers Squibb agreed that, once Bristol-Myers Squibb or any of its subsidiaries exercised the Warrant and owned shares of Common Stock (the "Warrant Shares"), Bristol-Myers Squibb would be present, or would cause its subsidiaries which own the Warrant Shares to be present, at all stockholder meetings of the Issuer for the purpose of determining the presence of a quorum at such meetings. Bristol-Myers Squibb also therein agreed that in the event Bristol-Myers Squibb elects not to vote all Warrant Shares on any matter put to a stockholder vote in accordance with the recommendation of the Board of Directors of the Issuer, then Bristol-Myers Squibb shall vote or cause to be voted all Warrant Shares in a manner proportionate to the vote of all other stockholders of the Issuer with respect to any matter put to a stockholder vote. The Agreement terminates upon the earlier of August 31, 2003 and the date on which Bristol-Myers Squibb and its subsidiaries no longer hold or own the Warrant or any Warrant Shares.
                  The Warrant and the Warrant Shares (when issued upon the exercise of the Warrant) were acquired by the Company for investment purposes only.

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CUSIP No.  20741010                                                 Page 6 of 15


Item 5.  Interest in Securities of the Issuer.
                  To the best knowledge of the Company, the Issuer has outstanding 11,095,786 shares of Common Stock. Under the terms of the Warrant, the Company beneficially owns 698,698 shares of Common Stock representing approximately 5.9% of the outstanding shares of Common Stock of the Issuer after giving effect to exercise of the Warrant in full. Except as set forth in this
Item 5 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company, Bristol-Myers Squibb, nor, to the best knowledge of the Company, any of their respective executive officers or directors owns any shares of Common Stock.
                  If the Company were to exercise the Warrant in full (i) the Company would have the sole power to vote or to direct the vote of 698,698 shares of Common Stock and (ii) the Company would have the sole power to dispose or direct the disposition of 698,698 shares of Common Stock.
                  Except as set forth on Schedule B attached hereto which is incorporated herein by reference, neither the Company, Bristol-Myers Squibb nor, to the best knowledge of the Company, any of their respective executive officers or directors has effected any transaction in shares of Common Stock during the past sixty (60) days.
                  The Issuer is currently in the process of registering shares of its Common Stock in connection with an underwritten public offering of such Common Stock for cash proceeds payable to the Issuer (the "Offering"). Pursuant to, and in accordance with the terms of, the Warrant, the Company has exercised its registration rights with respect to all of the shares covered by the Warrant, and intends to sell all such shares as part of the Offering.

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CUSIP No.  20741010                                                 Page 7 of 15


Upon completion of the Offering, the Company shall cease to be a beneficial owner of securities of the Issuer.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
                  Except for the Warrant, each of the Company, Bristol-Myers Squibb and, to the best knowledge of the Company, their respective executive officers and directors is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
         Exhibit 1. Stock Purchase Agreement, dated as of August 24, 1989, between Zimmer, Inc. and CONMED Corporation for all of the outstanding Common Stock of Aspen Laboratories, Inc. (Incorporated by reference to Exhibit 10.2 to CONMED Corporation's Registration Statement on Form S-2 (File No. 33-40455).)

         Exhibit 2. Warrant to Purchase Common Stock, dated August 31, 1989, issued by CONMED Corporation to Zimmer, Inc. covering shares of Common Stock of CONMED Corporation. (Incorporated by reference to Exhibit
                           4.6 to CONMED Corporation's Registration Statement on Form S-2 (File No. 33-40455).)

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CUSIP No.  20741010                                                 Page 8 of 15


                                   SIGNATURE
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 6, 1996
                                    ZIMMER, INC.

                                    By:/s/ Timothy M. Wendt
                                       ---------------------
                                       Timothy M. Wendt
                                       Senior Vice President

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CUSIP No.  20741010                                                 Page 9 of 15

                                   SCHEDULE A

                  The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company and Bristol-Myers Squibb. Each of the directors and executive officers of the Company and Bristol-Myers Squibb is a citizen of the United States, except for Joachim H. von Roy who is a citizen of Germany. Each of the Company's executive officer's business address is 727 North Detroit Street, Warsaw, Indiana 46580, and each of Bristol-Myers Squibb's executive officer's business address is 345 Park Avenue, New York, New York 10154, in either case unless otherwise indicated.

Name and Business Address           Present Principal Occupation
Directors of Zimmer, Inc.

Terence N. Furness                  President

Michael F. Mee                      Vice President, Zimmer; Chief Financial
                                    Officer and Senior Vice President,
                                    Bristol-Myers Squibb Company

David L. Zabor                      Senior Vice President and Assistant
                                    Treasurer

Officers of Zimmer, Inc.

Terence N. Furness                  President

Roy D. Crowninshield                Senior Vice President

David L. Zabor                      Senior Vice President and Assistant
                                    Treasurer

Michael F. Mee                      Vice President

Stephen Chesnoff                    Vice President and Assistant Secretary


Jack D. Shinneman                   Vice President

Mark D. Speaker                     Vice President and Assistant Secretary


Timothy M. Wendt                    Vice President and Assistant Secretary

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CUSIP No.  20741010                                                Page 10 of 15


Alice C. Brennan                    Secretary

Harrison M. Bains, Jr.              Treasurer

Dominic Mezzapelle                  Assistant Secretary

Directors of Bristol-Myers Squibb
Company

Charles A. Heimbold, Jr.            Chairman of the Board, President and Chief
Bristol-Myers Squibb Company        Executive Officer
345 Park Avenue
New York, New York 10154

Robert E. Allen                     Chairman and Chief Executive Officer of
AT&T Corp.                          AT&T Corp.
295 North Maple Avenue
Basking Ridge, New Jersey  07920

Michael E. Autera                   Executive Vice President
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Ellen V. Futter                     President of The American Museum of
The American Museum of Natural      Natural History
History
Central Park West at 79th Street
New York, NY  10024

Louis V. Gerstner, Jr.              Chairman of the Board and Chief Executive
IBM Corporation                     Officer of IBM Corporation
Old Orchard Road
Armonk, NY  10504

John D. Macomber                    President of JDM Investment Group
JDM Investment Group
2806 N. Street, N.W.
Washington, DC  20007

James D. Robinson III               President of J.D. Robinson Inc.
J.D. Robinson Inc.
126 East 56th Street
New York, NY  10022

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CUSIP No.  20741010                                                Page 11 of 15


Andrew C. Sigler                    Chairman and Chief Executive Officer of
Champion International Corporation  Champion International Corporation
One Champion Plaza
Stamford, CT  06921

Louis W. Sullivan, M.D.             President of Morehouse School of Medicine
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, GA  30310-1495

Kenneth E. Weg                      Executive Vice President and President,
Bristol-Myers Squibb Company        Bristol-Myers Squibb Pharmaceutical Group
345 Park Avenue
New York, NY 10154


Officers of Bristol-Myers Squibb Company

Charles A. Heimbold, Jr.            Chairman of the Board, Director, President
                                    and Chief Executive Officer

Michael E. Autera                   Executive Vice President and Director

Harrison M. Bains, Jr.              Treasurer and Vice President, Corporate
                                     Staff

Samuel L. Barker, Ph.D.             President, Bristol-Myers Squibb U.S.
                                    Pharmaceuticals

Stephen E. Bear                     President, Worldwide Consumer Medicines

Andrew G. Bodnar, M.D.              Vice President, Medical and Legal Affairs,
                                    Corporate Staff

Alice C. Brennan                    Corporate Secretary and Vice President,
                                    Corporate Staff

Jack M. Cooper                      Vice President, Information Management,
                                    Corporate Staff

Peter R. Dolan                      President, Mead Johnson Nutritional Group

Richard A. Druckman                 Vice President, Strategic Planning,
                                    Corporate Staff

Terence N. Furness                  President, Zimmer, Inc.

John D. Glover                      Vice President, Corporate Security,
                                    Corporate Staff

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CUSIP No.  20741010                                                Page 12 of 15


Samuel A. Hamad                     President, Bristol-Myers Squibb
                                    Pharmaceuticals - Intercontinental

Donald J. Hayden, Jr.               Senior Vice President, Worldwide Franchise
                                    Management and Business Development

Thomas M. Hellman, Ph.D.            Vice President, Environmental Affairs,
                                    Occupational Health and Safety, Corporate
                                    Staff

E. Lynn Johnson                     Senior Vice President, Corporate Staff

George P. Kooluris                  Senior Vice President, Corporate
                                    Development, Corporate Staff

Margaret E. Maruschak               Vice President, Issues Management,
                                    Corporate Staff

John L. McGoldrick                  General Counsel and Senior Vice President,
                                    Corporate Staff

Michael F. Mee                      Chief Financial Officer and Senior Vice
                                    President, Corporate Staff

Leon E. Rosenberg, M.D.             President, Bristol-Myers Squibb
                                    Pharmaceutical Research Institute

Stephen I. Sadove                   President, Worldwide Clairol

Frederick S. Schiff                 Controller and Vice President, Corporate
                                    Staff

Eileen S. Silvers                   Vice President, Taxes, Corporate Staff

John L. Skule                       Vice President, Public Affairs, Corporate
                                    Staff

Joseph G. Solari, Jr.               President, ConvaTec and President, Bristol-
                                    Myers Squibb Medical Products Group

Charles G. Tharp, Ph.D.             Senior Vice President, Human Resources,
                                    Corporate Staff

Richard L. Thompson                 Vice President, Government Affairs,
                                    Corporate Staff

Joachim H. von Roy                  President, Bristol-Myers Squibb
                                    Pharmaceuticals - Europe

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CUSIP No.  20741010                                                Page 13 of 15

Kenneth E. Weg                      Executive Vice President and Director,
                                    President, Bristol-Myers Squibb
                                    Pharmaceutical Group


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CUSIP No.  20741010                                                Page 14 of 15

                                   SCHEDULE B

                          Shares of Common Stock Owned

                                     None.




                     Transactions in Shares of Common Stock
                            during the Last 60 Days

                                     None.

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CUSIP No.  20741010                                                Page 15 of 15


                                 EXHIBIT INDEX


Exhibit
Number                     Document

1 Stock Purchase Agreement, dated as of August 24, 1989, between Zimmer, Inc. and CONMED Corporation for all of the outstanding Common Stock of Aspen Laboratories, Inc. (Incorporated by reference to Exhibit 10.2 to CONMED Corporation's Registration Statement on Form S-2 (File No. 33-40455).)

2 Warrant to Purchase Common Stock, dated August 31, 1989, issued by CONMED Corporation to Zimmer, Inc. covering shares of Common Stock of CONMED Corporation. (Incorporated by reference to Exhibit
                           4.6 to CONMED Corporation's Registration Statement on Form S-2 (File No. 33-40455).)

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